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                                                                     EXHIBIT 8.2


                       FORM OF OPINION OF ROGERS & HARDIN


                                 July   , 1995

Evergreen Healthcare, Inc.
11350 North Meridian, Suite 200
Carmel, Indiana 46032

Ladies & Gentlemen:

     You have requested our opinion as to certain federal income tax consequences of the merger (the "Merger") of GW Acquisition Corp. ("GWAC"), a wholly-owned subsidiary of GranCare, Inc. ("GranCare"), with and into Evergreen Healthcare, Inc. ("Evergreen") pursuant to the Agreement and Plan of Merger dated as of May 2, 1995, by and among GranCare, GWAC and Evergreen (the "Agreement"). This opinion is being furnished pursuant to Section 6.2(g) of the Agreement. Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Agreement.

     The opinions expressed herein are based solely upon current law, including the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations promulgated or proposed thereunder, current positions of the Internal Revenue Service contained in published Revenue Rulings and Revenue Procedures, other current administrative positions of the Internal Revenue Service and existing judicial decisions, all of which are subject to change or modification at any time. This opinion does not apply to certain special classes of taxpayers, including, without limitation, foreign corporations and exempt entities.


     In connection with the rendering of this opinion, we have reviewed the Agreement, the Joint Proxy Statement/Prospectus of GranCare and Evergreen dated June 19, 1995, the most recent audited financial statements of GranCare and Evergreen and related documents and other materials as we deemed relevant to the rendering of our opinion. In addition, we have relied upon the representations made by GranCare, GWAC and Evergreen, attached hereto, and upon the assumption that all documents we have reviewed are true and accurate, accurately reflect the originals and have been or will be properly executed and that GranCare, GWAC and Evergreen actions in connection with the Agreement and the transactions contemplated thereby have been and will be conducted in the manner provided in such document.


     We are members of the bar of the State of Georgia and are not admitted to practice law in any other jurisdiction. Accordingly, we express no opinion with respect to the laws of any other jurisdiction other than the federal laws of the United States of America in respect of the opinions set forth herein. We have assumed, with your permission, that the Merger qualifies as a "statutory merger" under the California General Corporation Law.

     Based on and subject to the foregoing, it is our opinion that:

          1. The Merger will constitute a reorganization within the meaning of
     Section 368(a) of the Code;

          2. GranCare, GWAC and Evergreen will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code; and

          3. Pursuant to Section 354(a)(1) of the Code, no gain or loss will be recognized by a shareholder of Evergreen as result of the Merger with respect to the shares of Evergreen Common Stock converted solely for shares of GranCare Common Stock.
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     This opinion is solely for your information and is not to be quoted in whole or in part, summarized or otherwise referred to, nor is it to be filed with or supplied to or relied upon by any governmental agency or other person without our written consent. This opinion is as of the date hereof. We disclaim any responsibility to update or supplement this opinion to reflect any events or state of facts which may hereafter come to our attention or any changes in statutes or regulations or any court decisions which may hereafter occur.

                                          Very truly yours,